FILED BY MANPOWER INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: COMSYS IT PARTNERS, INC.

COMMISSION FILE NO. 000-27792

Manpower, Inc.	MAN	Q4 2009 Earnings Call	Feb. 2, 2010
Company▲	Ticker▲	Event Type▲	Date▲

MANAGEMENT DISCUSSION SECTION

Operator:  Welcome to Manpower’s Fourth Quarter and Full Year 2009 Earnings Conference Call. All lines have been placed in a listen-only mode until the question-and-answer-session. Today’s call is being recorded. If you have any objections, you may disconnect at this time.

I’ll now turn the meeting over to Mr. Jeff Joerres, Chairman and CEO. Sir, you may begin.

Jeffrey A. Joerres, Chairman, Chief Executive Officer and President

Good morning, and welcome to the fourth quarter 2009 conference call. In addition, we will after the earnings information, discuss the acquisition of COMSYS. With me this morning as usual is Chief Financial Officer, Mike Van Handel. We’ll go through the results of the fourth quarter and full year. And I’ll spend some time on the overview of the business as well as the economic indicators that we see and then of course we’ll discuss the segments in more detail. Mike will cover the implications of the quarter on the balance sheet, cash flow and reorganizations that we did in the fourth quarter. After we complete with that, I will give an overview of COMSYS and Mike will cover some of the details of the financial part of the transaction.

Before we move into the call, Mike, if you could read the Safe Harbor language.

Mike Van Handel, Executive Vice President and Chief Financial Officer

Good morning, everyone. This conference call includes forward-looking statements, which are subject to risks and uncertainties. Actual results might differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements can be found in the company’s Annual Report on Form 10-K and in the other Securities and Exchange Commission filings of the company, which information is incorporated herein by reference.

Jeffrey A. Joerres, Chairman, Chief Executive Officer and President

Thanks, Mike. The fourth quarter was better than what we had anticipated. We continued to see improving trends in almost all geographies throughout the fourth quarter. Coming into the fourth quarter, we were seeing some flattening in some of the trends and what we experienced actually turned to some of the original trajectories as of after the middle of the fourth quarter. I will give you the details of each countries and why, but we are seeing continued improvement in all geographies with the recent improvement in the U.S. actually being more dramatic than what we’re seeing in the European geographies.

Having said that, Europe itself, our other major entities continue to gain on a year-over-year basis from a revenue and profitability perspective. We still anticipate this recovery as somewhat slower than what we’ve seen in the past though the signs now are actually quite positive and we’re getting good growth and how we’re getting the growth is on broad base of offices and we’re experiencing good year-over-year growth.

While we are experiencing higher growth, we continue to have to manage our SG&A expenses. We in fact took some additional actions with approximately 50 offices resulting in reorganization costs in the quarter. As we believe these offices warranted some consolidation or closing, we will continue to look at our network, but we really see any further office closures or consolidations as being extremely minor at this point.

We also received the strong quarter for Right Management as Europe and Asia remained strong in the outplacement area. Additionally, we are winning an increasingly number of clients in our talent management area, which will give us some offset in the softening outplacement demand.

Based on what we’re seeing in each individual market and the response our clients are giving us, we feel that while 2009 and part of 2008 was tremendously difficult, we’re quite confident how well positioned we are to take advantage of the upturn. Whether the upturn is accelerated, mild or slow in any of those cases we are confident about our ability to take advantage of the opportunities that present themselves.

Our revenue for the fourth quarter was much stronger than anticipated at $4.4 billion, down 4% in U.S. dollars, 12% in constant currency. This compares to a constant currency decline of 22% in the third quarter. Naturally the fourth quarter was favorably impacted by slightly easier comparable numbers. But I should also note that several of our markets experienced slightly better than normal trends, moving from the third quarter to the fourth.

On a company wide basis, our revenue grew 3% sequentially in constant currency. Gross margin came in at 17.1% for the fourth quarter, down 360 basis points. Excluding though the non-recurring items, it was down 220 basis points to seal an operating profit of $43 million.

Excluding the reorganization cost, operating profit was $55 million, down 60% in constant currency with an operating profit margin of 1.3%, better than we had anticipated due to the greater operational leverage on the higher revenues. Earnings per share came in at $0.48 before reorganization costs and $0.37 on a reported basis.

Earnings were favorably impacted by $0.05 of currency and a lower tax rate, which Mike will cover later in the call. Needless to say as I said before, it was a difficult year finishing at $16 billion of revenue, down 21% in constant currency. Gross margin for the year finished down 840 basis points, operating profit excluding the non-recurring items was 136 million, down 78% in constant currency for a margin of 0.8%. Earnings per share came in at a loss of $0.12 on a reported basis, but a positive $1.10 excluding the non-recurring items.

Gross margins declined from 20.7 to 17.1%. That’s including the impact of prior year non-recurring items. Without those non-recurring items, we moved from 19.3% down to 17.1%, a decline of 220 basis points. As anticipated the largest portion of the decline 190 basis points came from the temporary recruitment market. While our markets remained extremely competitive, pricing pressures have stabilized in most of those markets.

We believe that at some of our larger accounts are filling their business and they are right now growing faster than the small and medium-sized business, it is skewing a bit of the gross margin. We have programs underway and feel confident that while we may not be able to get all of the loss in staffing gross margin back, our goal is to get the lion’s share of it back.

Let’s move into the Americas segment. Americas revenue came in at 720 million, about flat in dollars, down 1% in constant currency, generating operating unit profit of $1 million or 2 million excluding the impact of the reorganization charges.

The US, which saw some improving trends throughout the quarter came in at 6% down with revenues of 436 million. This represents a strong sequential improvement from third quarter of 6%.

Typically our US revenues decline sequentially from third quarter to fourth quarter. Both 2006 and 2007 experienced a 3% sequential decline. Permanent recruitment fees also stabilized during the quarter, down 52% on a year-over-year basis, but up 7% sequentially from the third quarter.

Mexico continues to perform well with revenues up 18% to nearly 100 million for the quarter. Argentina improved to minus six in constant currency and we continue to get good performance out of the Central American countries.

On a full-year basis, the U.S. came in at 1.6 billion, down 18%, system wide sales were 2 billion. Mexico had an outstanding year with revenue up 2% and operating unit profit up 48%.

Strong growth in the second half of the year made up for the revenue declines in the first and our Mexican operation is doing an outstanding job and does add an awful lot to the America segment.

We are seeing continued positive trends in the US over the last four weeks, in many ways a very classical recovery with light industrial vertical, leading in growth, which is very typical.

We also saw some positive signs in our office and the professional area. In the last three weeks revenue trends actually accelerated somewhat with positive year-over-year growth reaching double digit. Of course the end of December and the beginning of January is more difficult period of time since we have the differences and where Christmas falls as well as the number of shutdowns of businesses or extended holidays of those businesses. And as we have talked about and in the last call, what we actually saw was because of the US demand, it was much more typical in the shutdowns in the beginning of the year, which is yielding a little bit better results for us.

We have launched a price increase in the US market based on the already known and anticipated state unemployment tax increases. I would say that many of our clients are accepting the increase because they know the margins are already at a point, which are quite low and they understand that the state unemployment tax is now much better known and something that should be passed along.

I also want to give a lot of credit to the US team for getting out in front of this and making it very compelling straightforward business based on why this should not be absorbed by us.

So at this point we expect that we will pass through more than two thirds of those increases. In some cases we will be exiting the business if we’re unable to pass it through and others we will have to make up with the account profitability in different ways.

Our professional business has stabilized, we are seeing still to execute some large accounts particularly in the engineering area and that continue to trim, but that too is stabilizing. Of course this picture will change dramatically with the acquisition of COMSYS adding a tremendous amount of scale and a very large boost to gross margin in the IT vertical.

Our French operations revenue was 1.3 billion, down 3% in US dollars, 14% in constant currency, well above the expectations. We are seeing steady but slow progress on the revenue line and saw a better-than-expected end of December where much more people were continuing to work and the start up of January has been relatively strong. On a sequential basis, revenues were slightly stronger than usual, down 4% in the third quarter compared to a typical sequential decline of 5%.

Operating unit profit for France was 5 million on a reported basis or 10 million excluding reorganization charges. This resulted in an operating unit profit margin of 0.8%, stable with the region -- with the seasonally large third quarter.

We’re seeing the improvements in revenue, we spread across the regions in France and we are experienced stabilizing of the price pressures, much of that have to do with where we are in the cycle. Therefore we would anticipate the tail of some of this business feathers in, but we also would say while we’ll continue to be, I’d say, very highly competitive environment, we do not believe we will see further deterioration other than of course the tail.

In January, we continue to see the improvement that we were seeing in December with this weekly year-on-year revenue growth turning positive last week. Like other parts of the business, our permanent recruitment continues to be affected, however we are seeing stabilization here as well. On a year-over-year basis, permanent recruitment fees were down 17% in constant currency, but were up 28% sequentially, partially due of course to the fully employed contract.

We are seeing RPO becoming of more interest in the French market and we’re well positioned as we have a global RPO center of excellence within our Manpower business solutions unit.

On to EMEA, the EMEA revenue was 1.7 billion, down 7% in US dollars, constant currency down 15%. We finished the year at 6.3 billion, down 22% in constant currency. We are seeing continued improvement in most markets, operating profit for the quarter was 36 million or 43 million before the reorganization costs, down 47% in constant currency on a reported basis. Excluding non-recurring items, down 54%.

We generated a 2.4% operating unit profit margin before reorganization costs through good expense management and better revenue than we had anticipated. The countries for the most part across-the-board contributed nicely, yearly revenues were down 20% in euros on a year-over-year basis, which is a dramatic improvement from the third quarter, which was down 35%. Sequentially fourth quarter revenues were up 13%, not far off the 15% sequential growth we experienced in 2006 and 2007. Italy finished the year down 34% in constant currency with revenues of $961 million. We are seeing again the common theme continued improvement if not at a very accelerated rate.

Italy was one of the few countries that we did see a bit more of a delay coming back in January, but now it seems to be back more on a normalized path. The Nordics were down 23% in constant currency in the fourth quarter, with Sweden being down 28%. Norway seeing a fairly dramatic improvement down 15% versus 21% in the third quarter. The Netherlands continues to be more flat than what we were seeing in almost all of the other European operations, down 19% in constant currency in the fourth quarter versus 20 in the third.

We continue to have some good signs in momentum in Germany down 13% in constant currency versus last quarter of 30, a dramatic improvement. And on a full year basis, our German operation came in at around 25% down in revenue. All of our operations are starting to fill-in in a positive way. Our infrastructure, therefore doing a bit better than we had anticipated from a profitability perspective.

Elan was up 6% sequentially, but down about 25% on a year-over-year in constant currency, finishing the year down 18%. We are seeing not only a stabilization in the IT contractor space, but also slight improvement in almost all countries. In the U.K., which is the largest part of Elan, we are beginning to see the financial industry slightly more having the appetite for IT projects. However, we anticipate still a relatively slow first quarter in 2010.

Overall, for EMEA trends are positive. We continue to see slow trajectory out, but at the same time steady with the exception being Elan and the Netherlands. Both of those we consider to be challenged in the first quarter, but probably getting better and catching up to the trajectories that we are seeing in the other countries.

Asia Pacific came in at 469 million in revenue, up 4% in U.S. dollars, down 6% in constant currency, yielding a $7 million operating unit profit. Our operation there continues to do extremely well. The largest part of that operation of course is Japan, Japan is down 16% in constant currency similar to the third quarter. On a full year basis, Japan came in down just 12% a little over $1 billion in U.S. dollars.

We are experiencing better growth in China and India than we have experienced in the past as the multinationals within those markets are now starting to pick up and become in sync with the domestic market, which is quite positive for us. We announced the win back of the Australian defense force, which is the largest recruitment process outsourcing clients in the world right now. This will have a positive effect on our overall operation in Australia in 2010. Revenues are up 8% in Australian constant currency and this is not yet affected another win back of the Australian defense force.

Right Management put in another very good quarter with revenues of 130 million up 5%, but down 1% in constant currency. We finished the year up 29% at 559 million.

The operating profit for the quarter was $21 million. The operating unit profit for the year finished at 113 million, up 159% in constant currency. We are start -- we are still seeing good demand for the Career Transition business in Europe. However the US market as we talked about before is slowing considerably as you would expect in an improving economy.

What’s satisfying at this point is the strategy less building our talent management system through the downturn is now starting to pay off as well. We have several wins in the talent management and coaching area for very large global company. And as a result while we are no doubt, we’ll see a dramatic revenue shortfall as the Career Transition business falls off, we’re in a much better position than we were coming out of the last downturn regarding our offerings within Right Management.

Additionally, we have been very careful in ensuring that we are able to reduce our cost base as the business from the -- as the Career Transition business rolls off. This is helping two areas, one, our use of adjunct consultants and secondly the tremendous reception we’re getting from right choice, which is our Internet-based Career Transition system, which has been very well received. It also allows us to deliver superior service and at the same time adjust our cost more closely with the revenue line.

Operating profit margin for the quarter came in at 16% and for the full year a little over 20%. So very good contributor to the organization during this difficult period of time.

Jefferson Wells came in at 43 million of revenue down 32%; average daily revenue was fairly stable during the quarter until the normal slow period around the holidays. Because of that slow period around the holidays we weren’t able to get the business up over the crest internal profit. So we lost $4 million versus a loss of $14 million in the fourth quarter last year.

On a full-year basis revenue came in at 192 million down 34% on a year-over-year basis. We are seeing positive signs, but there is just not enough of it right now in order to create any revenue momentum. We are having many more conversations, our pipeline is stronger, but we are still seeing companies hold back on financial projects that are more discretionary in that category.

Our internal audit business continues to slowly improve and we are seeing good activity in our tax practice. Overall, the fourth quarter 2009 was still a difficult quarter for us. The trends however are encouraging as we move into 2010.

What we’ve done on a full year basis was expenses reducing head count, consolidating offices and yet at the same time continuing to move forward on our strategic initiatives to improve our brand and offer a more robust rich line of services that we feel our clients are wanting during this recovery period.

Our team of 28,000 people around the world did a great job in the fourth quarter and for that matter all of 2009. It is really that energy, momentum and strong culture that gives us confidence as we move into 2010.

With that I’d like to turn it over to Mike for some more detail.

Mike Van Handel, Executive Vice President and Chief Financial Officer

Okay, thanks Jeff. I will begin today by discussing a few components of our earnings statement followed by a review of our cash flow and balance sheet. And I will then summarize our outlook for the first quarter of 2010 and conclude with some comments on revenue recognition.

As Jeff summarized earlier, we ended the quarter with $0.48 of earnings before reorganization costs, this performance was significantly above our previous guidance of $0.17 to $0.27 per share primarily as a result of strong operational leverage and better than expected revenues. Additionally in the quarter, we benefited $0.15 per share from a lower than expected income tax rate. We’re estimating an income tax rate of 39%, whereas the effective tax rate on earnings before the reorganization cost was 11%. The primary reason for this lower tax rate relates to the reversal of previously accrued income tax provision, which was no longer deemed necessary.

The quarter also had the benefit of $0.02 more currency than expected. We were expecting a favorable impact of $0.03 per share and it turned out to be $0.05 per share.

Reviewing our results in greater detail, our SG&A cost excluding non-recurring items were at 701 million in the fourth quarter, a year-over-year decline of 16% in constant currency. On a sequential basis, our SG&A costs were up 37 million or 6%. However, much of this is attributable to changes in currency rates. On a constant currency basis, SG&A was up 3% sequentially and a 5% constant currency increase in gross profit resulting in a 30 basis point sequential improvement in operating profit margin before non-recurring items in both periods.

On a full-year basis, we reported a loss of $0.12 per share. This includes a number of non-recurring items totaling $1.22 per share. Excluding these items, earnings per share was $1.10 for the year, which includes the favorable impact of an unusually low effective tax rate of 4%.

Free cash flow, defined as cash from operations less capital expenditures, was strong for the year coming in at $379 million. This strong performance despite the lower earnings level as a result of improved working capital management. Our days sales outstanding improved by 7 days in the second half of the year, which is due to effective credits and collection procedures and favorable legislation in the French market.

Our capital expenditures for the year came in at $35 million compared to 93 million in the prior year, as we’re not investing in new office openings and there was a lower investments in office refurbishments. As we look to improving markets in 2010, we would expect our capital expenditures to move towards more normal levels.

Turning to our balance sheet, cash at year-end was just over $1 billion with total debt of $757 million resulting in net cash of $257 million. Our total debt outstanding declined from the third quarter primarily as a result of paying down €100 million on our corporate revolver in October. Our net cash balance of 257 million declined slightly from the third quarter, primarily as a result of changes in exchange rates. Our overall capitalization remains strong with the debt-to-capital ratio of 23%.

As of year-end, our primary borrowings relate to a 300 million euro note coming due in June of 2012 and a 200 million euro note coming due in June of 2013. As referenced in our third quarter conference call, we amended our revolving credit agreements in October of this year, which reduced the size of a facility to $400 million from $625 million. As part of this amendment, our debt-to-covenant ratios were also revised and as of year-end, we were required to maintain a debt-to-EBITDA ratio of less than 5.25 to 1, and a fixed coverage ratio of greater than 1.25 to 1. As of year-end, we’re in compliance with both of these ratios and based upon our forecast and expect to be in compliance throughout 2010.

Our total availability under all credit lines was 759 million at year-end. However, our revolver debt covenants limit additional borrowings to 334 million. We believe that our borrowing capacity along with available cash gives us adequate financial flexibility to meet our working capital and investment needs for the coming year.

Turning to our 2010 first quarter outlook, our guidance does not include any impact from the COMSYS acquisition that we announced this morning since we expect that will close in April.

As we look at the first quarter, we expect the improving revenue trends to continue. In fact, we expect revenue growth in the first quarter to be positive on a year-over-year basis, which is the first time since the third quarter of 2008. We’re expecting first-quarter revenue growth to range between nine and 11% on a reported basis, or zero to 2% on a constant currency basis.

Year-on-year revenue trends are expected to improve in all operating segments with the exception of the counter cyclical Right Management business. We’re expecting positive year-on-year growth in constant currency in both the Americas and France. In the Americas and the US we have to make growths range from 13 to 15% and in France from five to 7%. In EMEA, we expect revenue trends to improve, however still be negative on a constant currency basis year-on-year of between two and 4%.

On a reported basis, revenue growth would be between seven and 9%. Our Asia-Pacific region is also closing the gap with prior year and we expect revenues to be flat to down 2% in constant currency.

We anticipate that the outplacement component of our Right Management business will continue to decelerate with the improving economy. As a result we are calling for constant currency revenues to be down by 23 to 25%.

Due to the high margin nature of the outplacement business, this decline will result in a significant swing in Rights operating unit profit in the quarter. However, we will be able to fluctuate cost structure down appropriately resulting in a solid low double-digit operating unit profit margin in the quarter.

Revenues in our Jefferson Wells unit are expected to be stable with the fourth quarter resulting in a year-on-year decline between 20 and 22%. Our gross profit margin for the quarter is expected to range from 16.8% to 17% down between 130 to 150 basis points compared to the prior year.

Roughly half of this decline is due to the change in business mix, with less gross margin coming from the high margin Right Management business. The other half of the decline in the gross margin is due to the decline in the staffing gross margin, which we experienced in the second half of last year.

As Jeff indicated, overall gross margins are generally stable. However we have not yet anniversaried last year’s declines. That said, you can see that the staffing margin gap compared to the prior year is now beginning to decline. However, we expect the gross profit from permanent recruitment to be up over the prior year, though it will not be enough to have a meaningful positive impact on the overall gross margin.

At the operating profit line, we’re expecting a fall close to break-even with either a modest loss or a modest profit. Compared to the prior year we expect operating profit to be slightly below last year’s $8 million before we get reorganization cost despite the year-over-year improvements in revenue growth. This difference is primarily due to the changing mix of business.

As I mentioned earlier the higher margin Right business is showing revenue declines in the first quarter whereas our staffing business is showing positive revenue improvement.

After considering net interest and other expenses, we expect the net loss in the quarter between five and $0.15 per share. This includes the positive impact from currency of $0.03. As many of you know the first quarter is the weakest seasonal quarter and therefore profitability is more severely impacted by the operational deleveraging over the past year. As we look ahead to the balance of the year we expect profits to improve on higher seasonal revenue levels.

Finally, I’d like to discuss revenue recognition matter that came to our attention this quarter related to 2007, 2008 and the first nine months of 2009. As part of our normal internal audit process, we identified a workforce solutions contract whereby the company earns revenue over a four-year performance period based upon meeting certain performance targets.

Cash was received on the front end of the full year period in order to cover our cost. These cash receipts were improperly recognized as revenue rather than being deferred over the performance period of the contract. As a result, we recognized revenues and operating profits too early under this contract. Therefore we will be restating each prior periods in 2009 Annual Report in 10-K filing.

The resulting adjustment will be a reduction of revenues and operating profits of 14.2 million in 2007, 15.7 million in 2008 and 9.7 million in 2009. Similarly earnings per share will be reduced by $0.13, $0.17, and $0.12 respectively. It should be noted that this adjustment did not impact cash flows and that we expect these revenues and profits to be fully recognized in the coming full-year period.

As a result of this signing, we have reviewed all material contracts and have confirmed that our revenue recognition treatment is appropriate on all other contracts. We have filed an 8-K today that includes restated amounts for all the relevant periods. I’ve also included these adjustments in an appendix to the webcast presentation.

With that, I will turn things back to Jeff to discuss the COMSYS acquisition.

Jeffrey A. Joerres, Chairman, Chief Executive Officer and President

Thanks Mike. We are very excited about the acquisition of COMSYS. We have organically grown our Professional Staffing organization successfully for some time. The acquisition of Elan we made in 2001 is extremely successful. When we acquired Elan, they were doing approximately $300 million in revenue and now we are doing nearly $1 billion throughout Europe.

Additionally, we’ve grown our Manpower Professional business organically to over $1 billion across 50 countries. Our growth in this market area over the last five years has exceeded the overall industry growth.

Now with the addition of COMSYS, we are adding real scale and additional know-how to put us into position of being one of the leaders in the IT engineering and accounting and finance sectors. Now is the time for us to take advantage of our position and to enhance and accelerate our scale and capability. COMSYS does that for us. This gives us a very strong platform for growth in a market that has extremely good growth potential. Additionally, this acquisition improves our business mix, moving the percentage of our business derived from specialty services to over 20%.

We’ve been speaking with COMSYS for nearly two years as we believe it is the best sizeable pure play IT staffing firm in the U.S. We say that because COMSYS has been able to manage their business effectively and stay focused on the core business even in the face of this severe downturn. Additionally COMSYS consistently delivers the best high-quality IT professional with a culture of service and client-first mentality. This is an extremely comfortable cultural fit, which is very important to the overall success of the acquisition.

COMSYS’ business is what we have been looking for for some time. They are the third largest IT staffing company in the U.S. with revenues of $650 million. Their presence is solidly national and they have a diversified client base, which does not conflict with ours. Our client overlap is minimal so the acquisition gives us an opportunity to do more for the existing clients and therefore increase the revenue opportunity in each account. We’ve been working down the path of implementing the split if you will similar to what we’ve done in the staffing business. The split of small medium sized businesses in key accounts is going to be critical for us to maintain the gross margin in the smaller clients.

This also allows us to create the value differentiation we will be implementing as part of our overall strategic plan. We will be combining Manpower Professional and COMSYS, the integration plan is for the most part complete and we’re confident that over the integration period we will achieve synergies in excess of $20 million. When combined with our global Manpower Professional and Elan businesses, we have over 400 offices in over 25,000 contractors on assignment every day. This will allow us to improve the attraction of candidates and improve the depth of our capability and relationships.

No doubt all acquisitions have a degree of difficulty, but we are confident COMSYS is by far the easiest we could imagine because of the similar cultures and values. We are in a solid track with our strategy, the acquisition of COMSYS fits squarely into our stated strategy that we have stated for some time that we will continue to build out our suite of specialty services while aggressively growing our core business. We are committed to growing organically, but if we find a good clean strategic fit in the specialty area, we will pursue it and we were able to achieve all of those criteria with this acquisition.

So with that, I’d like to turn it back over to Mike to cover some of the details of the transaction.

Mike Van Handel, Executive Vice President and Chief Financial Officer

Okay, let me start by reviewing the historical financial performance of COMSYS. COMSYS revenue and EBITDA peaked in 2007 with revenues of $743 million and EBITDA of $50 million. The EBITDA margin in 2007 was 6.8%, which reflects a high value IT solutions that COMSYS bringing to their clients.

During recession, revenues have dropped to a forecasted 650 million in 2009, which represents a 2009 decline of 11%. While COMSYS experienced a revenue decline they were able to outperform the US IT industry and gain market share again in this difficult period.

Meanwhile, they held gross margins very well and despite operational deleveraging still maintained a 4% EBITDA margin in 2009. COMSYS is also experiencing good momentum in revenue trends as their fourth-quarter guidance is calling for a sequential revenue increase of between 8% and 11%.

The purchase price for COMSYS shares will be $17.55 per share representing a 33% premium over last night’s closing. Full shares outstanding are 20.2 million resulting in a total equity value of $378 million after including the settlement of outstanding stock options, restricted stock and warrants.

We have also retired the existing debt on their balance sheet. Net debt was 53 million at the end of January bringing the total enterprise value of the acquisition from $431 million. The transaction is structured to be settled with half stock and half cash. The number of Manpower shares exchanged in the transaction will be determined based upon the Manpower share price during a 10-day period prior to closing.

While our intention is to use our stock for half of the transaction, we retain the right to go to a 100% cash deal prior to close. We expect the tender offer for COMSYS shares to commence in March with closing anticipated for early April. We do not anticipate any issues related to regulatory approvals. With the integration of the COMSYS business with our existing Manpower Professional business we do anticipate a number of cost synergies.

We are estimating this to be $20 million on an annual basis or approximately 3% of revenue by 2011. COMSYS also brings with it a valuable tax shelter, which we will be able to utilize in our consolidated tax returns over the next several years. We estimate this value at $35 million on a net present value basis.

Integration costs of approximately $18 million will be incurred in 2010 and 2011. We expect the acquisition to be accretive by approximately $0.10 during the nine-month period in 2010 before considering intangible amortization costs.

With that I will turn things back to Jeff.

Jeffrey A. Joerres, Chairman, Chief Executive Officer and President

Thanks, Mike. We will open it up for questions now.

Thanks. Also, we will take a little bit more time than we normally do because of the COMSYS acquisition. Also I want to mention that joining us this morning is Jonas Prising, President of the Americas. So if there is any kind of additional or detailed questions regarding COMSYS, Jonas might be able to add in on that. So with that if we could have the first question?

QUESTION AND ANSWER SECTION

Operator:  Thank you. One moment, please. Andrew Steinerman, your line is open.

<Q – Andrew Steinerman>: Hi, it’s Andrew. Just first clarification, I’m sorry I couldn’t understand it, when we say the guidance is a loss of $0.05 to $0.15, is the tail end of $0.15, a $0.15 loss or $0.15 prositive?

<A – Mike Van Handel>: That’s $0.15 loss, Andrew. So what you have of course is as you know the first quarter is a seasonally light quarter and therefore we’re looking for a slight loss in the first quarter. As you look the trend sequentially, overall revenues are going to be down about 7% sequentially in constant currency terms, which is fairly typical of what we would see and what we saw in 2006 and 2007. So we’re looking at fairly typical trends going from Q4 to Q1 from a revenue standpoint.

The bit of the challenge is of course on the SG&A cost. The SG&A cost will, we do expect a decline in constant currency by a couple of percent, but we’re not getting the usual flex that we would get from going from Q4 to Q1, typically we’d the flex those down more, but because we’re at the point where we’re trying to hold our infrastructure so we can take advantage of the upturn, we’re not really looking to take further cost out at this point in time. So we’re not getting that usual flex.

The other point to make is there’s really a fairly significant shift in the first quarter in terms of business mix. Right Management was a very strong contributor to operating profit in the first quarter a year ago contributing 29 million and we would expect now that the outplacement business is starting to slow, it’s the countercyclical side of the business of course with that slowing, we would expect less than half of that profit coming through in the first quarter in 2010. So you get the business mix shift as well, so both of those factors are weighing in.

As we look forward across to the second quarter and beyond, we would expect operating profits to go positive and earnings per share to go positive. So we’re just in this inflection point of seeing the Right slowing down and staffing just starting to pick up at this point.

<Q – Andrew Steinerman>: Right. If it’s fair for me to slip in a second question, obviously it’s great to see Manpower turn to growth in the first quarter. Do you think that’s Manpower gaining share or do you think the global temporary help market is going to be flat to positive in the first quarter?

<A – Jeffrey Joerres>: I think there is a slight amount of both when you look at it as a publicly available information, whether it’d be the PRISM data or what’s in the UK or of course BLS data or the ISI data, you can see that there are positive trends. I’d say the work that we’ve done in the downturn to add to our sales team, train our sales team is probably paying off a little. So I think you’re seeing just a little bit of both. You’d probably see that primarily in Germany, the US, and Japan would be the ones that come to mind where I would think that we are taking market share based on what I’m seeing and hearing in those markets.

<Q – Andrew Steinerman>: Okay. Thank you very much.

<A – Jeffrey Joerres>: Thank you.

Operator:  Thank you. Our next question is from Mark Marcon. Your line is open.

<Q – Mark Marcon>: Good morning and congratulations on the acquisition of COMSYS, it seems like it’d be a really good fit. I’m wondering if you could just talk a little bit about your strategic footprints in the US and how you view yourself partnering with some of your larger clients, and also what the opportunities might be even with small or medium-sized businesses with your professional business? And how we should think about this as maybe pretending what and how you’re going to position yourself longer term on a global basis?

<A – Jeffrey Joerres>: Yeah, thanks Mark. It’s something that we’ve actually spent a lot of time thinking about, because if you look at the average bill rate at COMSYS versus the average bill rate of Manpower Professional, there is a difference. We’re considering that to be an advantage.

So we don’t have a lot -- a high degree of overlap among clients, but at the same time what we have to make sure is that we can generate as I talked about in the prepared remarks, some type of split, very similar to what we are doing on the staffing side to make sure that we can go after the clients at the right gross margin and the right value proposition compared to some of the large.

So I think that’s one part, Jonas will cover a little bit more detail on the US thing. I would then say on a global basis, what we are really doing is we’re going through and making sure that we have a cohesive go-to-market strategy when it comes to the IT engineering and finance and accounting.

We believe that that will add strength. Our view is this, while there is 20 million plus of synergies in this, the real advantage is going to be on the revenue side, and what we would kind of call the share of wallet as we’re able to generate more and higher level of candidates at a much better penetration rate within the market. So on a US side, Jonas you’ve anything to add to that about what we might be doing with office consolidations and how we are approaching clients?

<A – Jonas Prising>: No I think as you mentioned earlier in your comments, we have a very nice complimentary structure both in terms of client mix, in terms of new segments that we are now being able -- approaching as well as the mix between the medium level skills as well as the higher level skills. So the concept is that we are able now to take a greater share of wallet with the clients both large and small in a much more effective way across the US.

<A – Jeffrey Joerres>: Yeah, it doesn’t feel right now as though there is a candidate shortage, but demographics and the skills mismatch is definitely going to happen. So if you assume some type of recovery a year from now is when you’re really going to see a big benefit and us being able to attract more candidates than anyone else.

<Q – Mark Marcon>: Great.

<A>: Anything else?

<Q – Mark Marcon>: Can you just talk a little bit about how this positions you strategically relative to Adecco and Ranstad, less so in the U.S. for Randstad more so for Adecco, but then are there other areas within Professional Staffing that you feel like we need to fill in or to look towards?

<A – Jeffrey Joerres>: Well, I think our Professional Staffing if you were to take just the Manpower Professional and COMSYS of over $1 billion, probably you’re going to be looking at somewhere around 70%, 75% of it coming from IT, then we’ve got an engineering part, which is fairly large and then finance and accounting. When you throw in Jefferson Wells in there, which is another 200 million of finance and accounting, we believe we are really well positioned, our brand is stronger in many ways in the middle market in larger clients, so we’re going to be able to leverage that. And also our view is we’re really at outside in thinking, we’re going after the client, what the client need, how they need it as opposed to a very dispersed multiple brand strategy where you may have three, four brands on the same bid. We think that that has a -- in fact our strategy will be to have that to be a very short-lived strategy because we think we’re going to an approach in a much more cohesive way.

On a global basis, more and more producing [ph] this downturn companies are wanting to go global and they want to know that if they need IT professionals, they can do that in Brighton, they can do it in Lisben and they can do it in Chicago and I think that’s where our global accounts team and our strategic client management will also come in.

<Q – Mark Marcon>: Great. Thank you.

<A – Jeffrey Joerres>: Thanks, Mark.

Operator:  Thank you. Our next question is from Jeff Silber. Your line is open.

<Q – Jeffrey Silber>: Thanks so much. In your prepared remarks, you talked about some of the pricing challenges in the U.S., can you give us a little bit more color about what’s going on in pricing overseas?

<A – Mike Van Handel>: Yeah, I mean, I covered the U.S., and the U.S. for the most part will be a proxy for the rest of what we’re seeing overseas. Pricing in this industry is always going to be something we have to look very carefully at and push up against. We have not seen pricing becoming any more difficult at all, the mass consolidations, the aggregation of spend, I’m not saying has come to an end, but has slowed down dramatically.

So what we’re really seeing now is our ability to hold the pricing, but of course where you have an account that you just won that may have 10,000 people on assignment somewhere around the world and you are only at five, you’re going to get the other five kind of feathering in. We believe from [indiscernible] are in the right physical geography and you get large concentrations, you can actually generate a good net off of that lower GP. So -- and we are doing pricing efforts right now, we are looking at letting some clients go discover some other services for what they need because we’re just not going to do it at that price. And I think Sudha in the US, US team did a great job, but there will be decisions in the next 30 days that some of those companies will no longer be clients of ours, not because we don’t like them, it’s just that we just don’t feel as though we’d be able to generate enough net. Like anything to add on that.

<A – Mike Van Handel>: No, I think that summarizes it well.

<Q – Jeffrey Silber>: Just a couple of quick numbers question. You also talked about CapEx moving to what you called a more normal level in 2010. Can you just refresh us on what that would be and are you planning on opening up offices this year?

<A – Jeffrey Joerres>: Yeah, if we go back to 2008, we’d be just over $90 million. So that’s probably is a normal level. I’m not sure we will approach that quite at this stage. The way we think about CapEx is we turned the dial up or down depending upon how the year is progressing. So starting the year out our plans would fall somewhere between where we are now and -- or where we were in 2009, and where we were in 2008. But we’ll see how the year progresses. So one of the things as we look at the year and think about where we might be investing, we will be investing in office refurbishments as we look at our branch experience strategy and our new look and feel that we have in our branch offices. So that will be an area where we will be upgrading and refurbishing some offices through the course of the year.

In terms of new office openings, nothing of significance at all planned, there maybe a small emerging market here or there where we might see an opportunity for new office or we pick up a new client in a certain geography that may result in the new office. But no significant office openings planned at this juncture.

<Q – Jeffrey Silber>: Okay, great. And you got it for a 40% tax rate in the first quarter. Should we be using that for the rest of the year? How much lower should that be post COMSYS acquisition?

<A – Jeffrey Joerres>: Jeff, I think for right now I would say -- I would use that for the year. Our tax rate has a lot of complexity with 80% of our business or more out internationally. So that’s a good proxy for now as the year progresses, we’ll be able to fine-tune that a little bit. It’s always on a percentage basis, it’s always difficult when pre-tax earnings is a little bit lower than what I would call normalized level as well. So the absolute dollar difference tend to move the percentages around quite dramatically. So I think I’d say for now that’s as good as -- as good of an estimate as I’d be able to give you.

<Q – Jeffrey Silber>: Okay. Thanks so much.

Operator:  Thank you. Our next question is from Jim Janesky. Your line is open.

<Q – James Janesky>: Yes. Hi, thank you. A question about gross margins again if we can go back to that. In 2006 you had almost 18% around 18% gross margins, Right Management was down 6%. And that went up to almost 19% in 2007 when Right Management grew 6%. What is your expectation for I guess core gross margins as we move throughout the next cycle, maybe not even 2010 and is there a mix of business beyond the Right Management that you think could hold those down from hitting the peak of the past cycle and therefore operating margins of 4% from the past cycle or do you think that’s very doable or maybe even higher?

<A – Jeffrey Joerres>: Actually I think if you look at those years you recording [ph] well, Right had a contribution to there. What you actually saw is a larger contribution was our big growth in permanent recruitment where we’re moving -- 200 million in ‘07 to almost 500 -- about 500 million in ‘08. So that’s $200 million of pure GP. We are now down to about 200 million, Mike, is that about right?

<A – Mike Van Handel>: Roughly.

<A – Jeffrey Joerres>: Roughly, which means I’m off a little, but we’ll call that close enough. And what that basically says is, we got a much better base. So between RPO, which we put a lot of money into and investments and are winning some very sizeable deals and permanent recruitment, we believe that we would be able to continue to offset some of that deterioration in some of the markets. Also we are getting a high reception of our Manpower Business Solutions outcome-based pricing where you have service level agreements tend to have a much higher net and a higher margin. So I would say when you go from peak to peak, some of the characteristics that we have in the company and the decisions we’ve made to some higher level services, there is a possibility that we would be running a higher GP percent as a company. The question in there is how much can we get back from some of the deterioration of what we’re seeing in the staffing. And we’re working on that hard, we have GP reviews and as the economy gets better there are some opportunity for us to pair off some of those lower GP accounts that we just can’t get the right net on.

So while it’s a concern of ours, we’re working very hard at it. My mind right now is not of a peak to peak decrease in our overall gross margin. It’d be hard to get there. But I think we have some more levers to pull actually coming into this upcycle than we did last upcycle.

<A – Mike Van Handel>: And may be just to add to that Jim. So, as you look at that -- so as Jeff said the mix of business will change, but as we think about our 4% operating profit margin, we still have conviction in terms of that being a reasonable overall EBIT margin for us and as Jeff said the mix may change a little bit, and the GP will come back, but overall we think 4% is a real achievable goal for us.

<Q – James Janesky>: Okay. And then a numbers question, Mike, was the entire 12.7 million pre-tax restructuring charge come out of SG&A?

<A – Mike Van Handel>: Yes, that’s all SG&A, yeah.

<Q – James Janesky>: Okay. All right. Thank you.

<A – Mike Van Handel>: You bet.

Operator:  Thank you. Next question is from Kelly Flynn. Your line is open.

<Q – Kelly Flynn>: Thanks. Actually just a quick follow-up on that last question about the location of restructuring. You mentioned some one-off items impacting gross margin, I saw it in your prepared remarks. What were those one-off items if they weren’t the restructuring?

<A – Mike Van Handel>: Yeah, I’m trying to recall exactly the one-off items we talked about. I mean, we certainly had some items impacting from the overall staffing GP, but in terms of specific one times, I don’t think we had a necessarily one-time items per se coming through the quarter. I think it was just more of a discussion about some of the changes perhaps that we had overall, which -- overall staffing margin impacted 190 basis points in a negative way and then perm recruitment impacted about 40 basis points in a negative way in terms of looking at it from a year-on-year standpoint.

<Q – Kelly Flynn>: Okay, got it. And just switching gears, I guess we tend to have tunnel vision in here, but I think the stock -- if the stock market has any indication, it seems like the skepticism about the trajectory of the economic recovery has increased a bit in recent weeks. So that said, can you just drill down a little bit on the very recent trends in the U.S. and you guys obviously sound very optimistic, your guidance is optimistic, but I just want to understand if it’s been kind of week after week of continuous improvement or has there been any choppiness that you might read into a bit?

<A – Mike Van Handel>: Yeah, I would say it’s been a pretty steady march when we look at year-on-year growth trends in billable hours and average daily sales. Right now, average daily sales on a year-on-year basis has moved as of last week into the lower teens. So -- and that’s been a pretty steady climb as we got out of the end of the year. So there does seem to be some real traction in the marketplace and I think that probably was well supported by the ISM data that came out, the PMI index was quite strong for the month of January as well.

<A – Jeffrey Joerres>: And I’d also say without making predictions, because they tend to make you look foolish, but the BLS data that will be coming out this week, I think you’ll see the continued probably a little bit better overall job and actually a fairly improved from December temporary health number. So I think what we’re seeing in almost all markets is kind of a little bit a flip-flopping of business and consumer confidence, but at the same time some durable goods in GDP growth like you saw in the U.S., some of that clearly was inventory replenishment. And what I’m getting at is, what you’re actually seeing is some fairly good demand, I shouldn’t say that, some good demand. But not demand enough to poke the hole into permanent hiring. So what you’re seeing is an overall view about what is happening in jobs and hiring, when in fact from the uncertainty yet some demand actually offers some secular advantages to us.

So I think that if that is a slower growth recovery with some reasonable demand along the way, from a peak-to-peak perspective, we should be able to have a higher percent of the workforce in the U.S. working as a temporary than in the last peak. It seems to be the trend that we’re on right now.

<Q – Kelly Flynn>: Okay. And actually this is related to that, this is my last question. We hear that thesis frequently in that, in this recovery you might be the lag between temp and perm be longer than normal. And I guess because things are relatively uncertain, companies might just opt to use temps as a bigger portion of their workforce sustainably. What do you think about that thesis?

<A>: Well, I think from a hypothetical situation when you tie together how it works, it makes sense that the more uncertainty you have and the long you have the uncertainty, the less you would do permanent hiring. Having said that, on a sequential basis, we’ve improved permanent recruitment in the U.S.. So I think there is some going on, it’s really, mostly going on in large companies not in small companies. Small companies are completely on the sideline right now.

So I would say that if a normal lag ais six to nine months, this would be to where you really get a robust permanent hiring, this is going to be a little longer than that, because we’re already four months into it. So we were seeing our U.S. numbers come up somewhere in the September or August timeframe slightly. So we’ve already got five months and we’re really not getting that, we’re ready for perm kind of transition right now.

<Q – Kelly Flynn>: Okay. Perfect. Thank you very much.

<A>: Yeah.

Operator:  Thank you. Our next question is from Terra Guben [ph]. Your line is open.

<Q>: Hi, good morning and hopefully you can hear me despite of my lost voice.

<A>: Terra, you need some medicine.

<Q>: I know. I sound a lot worse than I actually feel. Could you talk a bit on SG&A were you’re hiring salespeople on the quarter, do you expect to in the first quarter?

<A>: So when you look at the hiring that we’ve done, it’s been selective and it’s been in the areas of focus for us. So we’ve hired in the recruitment processing outsourcing area, we’ve hired in the MBS area and we have hired both locally and globally and what we call our strategic client accounts. So we’ve tried to upgrade the kind of skill that we have in the company is, as companies have gotten more sophisticated, we’ve been able to do that so far and get some relatively quick results meaning a five to six month lag time we’re able to do that. We would suspect in the first quarter we will probably slow that down a little, really get a sense of where the recovery is and then probably pick that up again in the second quarter.

<Q>: Okay. Great. And then you’re also planning to expand offices early in the year?

<A – Jeffrey Joerres>: Right now when we look at office expansion, we really feel as though the footprint is pretty good. There could be some spots in the emerging markets, we could win a specific account that might need us to open an office in some place in Japan or some place in Vietnam, we would definitely consider doing that. But on a wholesale, opening of offices, the answer is no, we took less out than our competitors and the reason is is that we felt we’re not going to have to put them back in. So the consolidation and the closures were the -- from a visibility perspective the best we could predict that we wouldn’t need again for a very long time. Otherwise, you’re wasting the 12 months of reorganization charges that you had to put in.

<A – Mike Van Handel>: If I could maybe just add to Jeff’s comment as well just in terms of hiring, it is as we said selective hiring in certain areas. As we look at the business and the growth expected for 2010, we do have capacity not only in our physical network, but also in our people. So we would be trying to drive a lot more productivity throughout the course of the year so we can bring back our SG&A metrics and our overall operating profit margin as well.

<A – Jeffrey Joerres>: Yeah, to put in perspective, we’ve got 28,000 people out there and we would be looking for as maybe pairing a few here or there and hiring another 30 or 40 salespeople. So this isn’t going to hundreds and it’s spread across the world that could be managed quite effectively.

<Q>: Okay, great. And then just one question about COMSYS, can you talk a bit about their client mix and concentration? And then also I am just wondering what was driving the decision to do half cash and half stock?

<A – Jeffrey Joerres>: So, we’ll let Mike cover the transaction and how it was built and then, Jonas will talk about the mix.

<A – Mike Van Handel>: Okay. So we did structure it as being half stock half cash and that is our intention, the number of shares that we will issue in the transaction will float and be determined based upon the average share price 10 days prior to closing, which again closing is expected to be some time say early to mid April. So given the fact that our share price will be floating during that period of time, we did want to allow the option if we chose to flip to all-cash. But at this point in time, our intention is for it to be a 50% stock, 50% cash arrangement.

<A – Jeffrey Joerres>: Jonas?

<A – Jonas Prizing>: So the business mix within COMSYS is almost 90% IT staffing and 10% -- and IT staffing and solution -- managed solutions within the IT space, and then it’s 10% solutions business such as the ones we have on the Manpower business solutions like RPO and managed service providers and other outcome based businesses. And if you think about the segments and the client sectors where COMSYS is strong, they are a nice complement to what we have, financial services is of course a sector that is important to them, information technology, but also during 2009 they have seen some nice growth in government and healthcare.

So we get access to number of client segments that are growing faster than the market and they have strong presence in segments where we also think we can leverage our overall suite of services.

<Q>: Okay, thanks very much.

<A – Jeffrey Joerres>: Yeah.

Operator:  Thank you. Our next question is from Tim Mchugh. Your line is open.

<Q – Timothy Mchugh>: Yeah. First I just want to ask about -- just to clarify, so is the plan to consolidate France into the Manpower Professional brand and then can you elaborate a little on the cost synergies that this year is taking out, corporate overhead or is there any France consolidation plan?

<A – Jeffrey Joerres>: It’s a good question. No doubt the corporate overhead, much of that in certain areas will be taken out. They have some back office processing center, which is very well done and we’ll look at who is best and how can we make sure we do that right. In the field level, there would be some, you know, that’s where you would see the most consolidation, you don’t need an office two blocks away from one another. So we’ll be working on that as well.

So I think that’s how we would really see any kind of cost consolidation and synergy. And then you had one other question in there?

<Q – Timothy Mchugh>: The branding, will it be --

<A – Jeffrey Joerres>: Yeah, the branding, what we will do right now is it will immediately be COMSYS a Manpower company and we will be working on the appropriate branding strategy over the next three to four months.

<Q – Timothy Mchugh>: Okay. And then just my follow-up would be, can you give us an update on the regulatory environment and there has been discussion or continued discussion over there about legislative changes, what are you hearing?

<A – Jeffrey Joerres>: Sure. Actually what we’re hearing as of last week and things change and the Diet will start getting more serious about things that are being brought forward. We’ve actually seen a change in what the press is talking about and a change in sentiment regarding temporary help. Businesses came forward and said, if we’re not allowed to have some type of flexibility, we’re going to have to move almost all of our operations offshore. The majority of the companies operating, are operating with the right kind of social-security, healthcare, all of those. Some of the horror stories you were hearing at the beginning were really focused on more of the contract manufacturing services, outsourcing with a special kind of twist to it.

So in the last few weeks and actually it’s been a little bit more than that and our person running that region and living in I think in Japan, I think he has done a great job with the press educating the value of us being a bridge and offering some flexibility. So what we’re seeing right now, while there still is chances that we could see something else, the energy behind that is really going away, because the reality of not having that and having jobs moving to Dalian or in South Korea, I think, is something that the Japanese government would not want to have to happen.

<Q – Timothy Mchugh>: Okay. Thank you.

<A – Mike Van Handel>: Right. Thank you.

Operator:  Thank you. Our next question is from Vance Edelson. Your line is open.

<Q – Vance Edelson>: Hi, thanks. Just a few quick question I’ll ask. First, with only minor additional reorganization work ahead, is it possible there is still remaining charges returning to be taken in the first quarter or would that be unlikely?

<A – Mike Van Handel>: Yeah, Vance, at this point time, I would say unlikely and if we didn’t result in anything, I think would be fairly minor. I think we have gotten through most of that, never say -- never to say never and that’s done because they’re always trying to reshape and improve the organization, but at this point in time, I don’t see anything significant for the first quarter or even for the balance of the year at this point in time anyway.

<Q – Vance Edelson>: Okay. That’s fair. And then, back on the acquisition, I think you said the integration work will stretch into 2011. Any idea how long the plan integration period is? Is it roughly a year or is it probably shorter than that?

<A – Mike Van Handel>: Yeah. We would expect -- a lot of it will happen within the first year, but the overall plan will -- in terms of getting it completely through will extend about a two-year period, but the majority of that really occurs within the first year.

<A – Jeffrey Joerres>: And to me some of the most important parts about who is running, what city, where is the geography going to be, how we do the values, attributes and culture training within COMSYS, how we make sure we’re approaching the clients, how we’re communicating with clients? That’s primarily really going to be done in the next five to six months. So that plan is going to be tight, fast, its already done, it’s in writing, much of it is identified, so we’re going to work that one very hard.

<A – Mike Van Handel>: Yeah, that’s a good point. When we start thinking about the second year, it’s more fundamental system changes in terms of which system do we convert to their system, our system. How exactly are we looking at some of the more underlying infrastructure, which we don’t see as being that complex, but it will take us a little bit of time to finish some of that work.

<A – Jeffrey Joerres>: And we’re extremely candidate sensitive, so the last thing we want to do is mess up a payroll, and therefore we’ll take that on the slower one. But when you look at who is on first, what’s on second, where the offices are, that’s going to be then very quickly.

<Q – Vance Edelson>: Okay. That makes sense. And just one more quick question. In terms of the recovery so far, you mentioned that light industrial is again leading the way out. On a global basis, are there any particular sectors or verticals within line industrials that are unusually strong or weak when it comes to temp hiring right now?

<A – Jeffrey Joerres>: I’m not sure if there is any industries per se, I would say that we are seeing very good pickup in logistics and assembly because that is the kind of inventory replenishment, the assembly side of it and the logistics it’s the demand that’s happening. So whether it be Italy, France, Germany, U.K., U.S., that’s really where we are seeing, it’s same with Mexico. I would say which is also mentioned in the prepared remarks what’s nice is we’re also seeing it come out of office and professional and we’re seeing it very broad based, it’s not one or two offices in a region, it’s the majority of the offices just being all picked up, which is a good sign that it’s widespread kind of demand that’s happening out there across the world.

<Q – Vance Edelson>: Okay. Great. I will leave it there. Thanks guys.

<A – Jeffrey Joerres>: Thank you.

<A – Mike Van Handel>: Thank you.

Operator:  Thank you. Our next question is from Andrew Fones. Your line is open.

<Q – Andrew Fones>: Yes, thank you. First, it looks as though you are expecting about 20 to 30 million of cost savings in SG&A by Q1, I was wondering if there’s going to be any additional savings beyond that? Thanks.

<A – Mike Van Handel>: Andrew, I’m not sure if you meant related to the acquisition or just in general. I guess, in general, we’ve really been holding SG&A costs tight -- really keeping them under control and really have not been adding a lot in terms of forward from here given the fact that we are starting to expect growth, we don’t anticipate any further reductions or any further downsizing or restructurings. So I would expect our costs will start to -- could start to see some slight increases, certainly not at the level that you would see revenue and GP increasing, it’d be much less than that. So you see some slight increases. From the acquisition standpoint, we are looking to achieve 20 million of SG&A synergies on an annual basis and that will start to come in in 2010, but we would expect to get at least 20 million in 2011 and slightly more in 2012.

<Q – Andrew Fones>: Okay. Thanks. And then in terms of the integration expense, will you be breaking that out going forward as a separate item?

<A – Mike Van Handel>: Well, it’s certainly something we can talk about and we’ll update on in terms of actually breaking it out on our statements of course wouldn’t be material, but that’s something that we will be commenting on just as we would in terms of the overall success of the acquisition as we integrate it.

<Q – Andrew Fones>: Okay, thanks. And I was wondering if you have any initial read on what the amortization could be from the acquisition or if not just thoughts about potential the break out of intangibles versus goodwill? Thanks.

<A – Mike Van Handel >: It’s a good question and a fair question. There is a fair amount of intangible that will come with the acquisition. We will soon have the valuation experts on that and of course a good portion of that likely will be related to customer list and a couple -- a few other intangibles and the life, depending upon how you classify the life differ.

So rather than giving a rough guess right now, I’ll differ may be another couple of months and I will have better read if not a very good read at that point in time. But suffice to say, we will see -- I would expect a fair amount of amortization coming through related to the transaction.

<Q – Andrew Fones>: Thanks. And just finally if you got any early client feedback or reactions to the acquisition? Thanks.

<A – Jeffrey Joerres >: It’s too early for that. We’re making calls to clients today. But because of the minimal overlap and how we’re strategically putting it together, we really in our presentations we put together four clients and for the internal teams. We think this is really kind of a nice additive, good strategic that the client should feel a positive upswing on.

<A – Jeffrey Joerres>: Two more questions please.

Operator:  Thank you. Our next question is from [indiscernible]. Your line is open.

<Q>: Hi, good morning. I was wondering if you could give us the sense how we should think about sort of longer term sustainable operating margin levels for the Right business, once we’re in a stronger economy, I guess it was if you look at ‘06 and ‘07, 6.5 to 8.5% over those two years, is that a ballpark number we should think about? Or do you think the business could do better in the next up cycle?

<A – Jeffrey Joerres>: Sure. I think when you look at the business there had been a fair amount of reorganization and restructuring that we did in 2004, 2005, some of that lingered into 2006. So you still saw a little bit of pressure on operating-margin. And then it began to move towards upper single digits after that.

One of the key elements that we did do is we’ve added more flexibility into our cost structure through our, what we call our right choice offering, which is more of a virtual offering as well, which took some costs out of the business.

So as we now go back down to lower revenue levels, I’m optimistic that we can hold better operating margins than what we would have seen in the last cycle. So upper single digit, low double digit, something in that range I think is a good target for us. And so, I think we’ll have some healthy margins from that even in more growth periods if you will from an economic standpoint.

<Q>: And if we think about 2010, is it likely that it could go below that level or given that the pretty rapid revenue decline in your Q1 guidance, so you’re going to be aggressively cutting cost over the next couple of quarters?

<A>: So we’ve worked hard and the team at Right have worked hard to keep flexibility in the cost structure. That was certainly something that they were keenly focused on last year is to make sure that any incremental cost necessary to handle those additional volumes coming in 2009 could come back out of the system very quickly. So I would expect that we’re going to be able to hold very good margins through the year. Again maybe approaching back more towards more normal margins. As I said in the first quarter, while revenues are expected to be down around 24% or so. Now we would still expect a low double-digit operating margin, which is still quite a healthy operating margin given that level of revenues. So we’re able to flex down, clearly the margins last year was with the ramp up were quite high. But we will still be able to maintain historically good operating margins going forward.

<Q>: Okay. And then I guess I wanted to ask some more about the decision you would stock. Is there anything to do with your covenants and wanting to maintain room there? I mean, given how you sound much better about the health of the business and we’re pretty much near the bottom and given our stronger cash flows then -- and you haven’t thought back any stock over the last year. It doesn’t seem to be a leap to say that you don’t find your shares that that compelling at these levels if you want to give up stock here. So I guess just -- how do you think about that decision and why use stock here?

<A>: Yeah, I think it’s a good question. I think clearly we want to maintain financial flexibility and while we are certainly looking at a more stable environment, there is still some fragility [ph] in the economy overall. So I think we want to make sure we have the strength in our balance sheet to take whatever might be coming in this coming year. Now right now certainly thinks look pretty good. But we want to be prepared for uncertainty from our perspective. We’ve been able to take advantage of this downturn given the strength of our balance sheet and we’ve got a lot of large long-term shareholders that have been with us looking for the upside of this downturn and we need to make sure that we can deliver on that. So that’s focus number one is let’s make sure that if in fact for whatever reason there is a second, we still have the strength overall in terms of where we’re going. The other element to it as well as just our overall credit rating from the outside credit rating agencies we are looking to maintain an overall investment grade rating and we believe that with a half stock, half cash positioning, we’d be able to maintain the investment grade rating that we have right now today as well.

<Q>: Okay. And then just one clean-up question. Can you tell us where the restructuring charge was by segment this quarter?

<A – Mike Van Handel>: Sure. Yes, so in total, it was 12.7 million and the big piece was the Americas 1.3, France 4.7, EMEA 6.4, and Asia Pac 0.4.

<Q>: Thank you.

<A – Mike Van Handel>: You’re welcome.

<A – Jeffrey Joerres>: Okay. Last question?

Operator:  John Healy, your line is open.

<Q – John Healy>: Thanks. Question on COMSYS, when you think about that business, is there anything from a timing standpoint in terms of how their business usually flows that we should be thinking about when we think about factoring that business into to your results? And then additionally the $0.10 in accretion, is it safe to assume that that’s probably going to be more in the third and fourth quarter of the year?

<A – Mike Van Handel>: From the accretion standpoint, you will see that there is a little bit more integration cost that come up through in the first quarter and some transaction cost. So it will be a little bit more back end loaded. Otherwise, from an operating revenue and operating profit standpoint, without giving specific quarterly guidance, I think you wouldn’t see significant seasonality, there is a little bit within the business, but not significant overall.

<Q – John Healy>: Okay, great. And then quick question on FX for the year. Just looking at the way the dollars moved, should we be thinking about that FX remains a tailwind probably for you guys in the second quarter and then kind of may be neutral and then maybe a little bit of headwind going into the end of the year? I mean how do you think about where FX is today and impact on full year results if rates stay the same?

<A – Mike Van Handel>: Yes, so the Euro of course is the largest one that we convert to -- on roughly 60% of our functional currency. And it’s bouncing around the 140 range today. So clearly it’s helpful in the first quarter and the second quarter, the average euro rate in the first quarter was about $1.31 and in the second quarter about $1.36. So that certainly will help. Third quarter will be a slight headwind $1.43 was the average a year ago. And then fourth quarter, the quarter we just completed was $1.48. So you’ll see a little bit more of a negative impact overall on currency from that perspective.

So at this point though going in where the euro and some of the other currencies, we’re not looking at a year with significant FX impact given where things stand at the movement anywhere on a full-year basis.

<Q – John Healy>: Okay, great. Thank you guys.

Jeffrey A. Joerres, Chairman, Chief Executive Officer and President

Okay. Thanks all. I just want to say to the COMSYS team that I’m sure those listening is that, thanks so much for building such a great business over a period of time. The past two years that we’ve been working with them, we really got to know them, and clearly no doubt, when we look at trying to bring these, and bringing these two organizations together in the professional services space. So we have right now a real high degree of optimism that we’re going to make a big impact in the marketplace and has a lot to do with the quality of the business that was built over the last years at COMSYS.

So with that, thanks guys out there. And as usual we’re open for questions after the call. So thank you very much.

Operator:  Thank you. This does conclude the Manpower conference call. You may disconnect your lines. Have a nice day.

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Additional Information
This transcript is being filed by Manpower Inc. pursuant to Rule 425 under the Securities Act of 1933.  This transcript does not constitute an offer of any securities for sale.  The exchange offer described above has not commenced.  Manpower intends to commence an exchange offer and file a Schedule TO and a registration statement on Form S-4, and COMSYS intends to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction.  Manpower and COMSYS expect to mail a Preliminary Prospectus, the Schedule 14D-9 and related exchange offer materials to stockholders of COMSYS.  These documents, however, are not currently available.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MANPOWER, COMSYS AND THE TRANSACTION.  Documents filed by Manpower with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at Manpower’s website at www.manpower.com.  Documents filed by COMSYS with the SEC may be obtained without charge at the SEC's website and at COMSYS’ website at www.comsys.com.

Forward-Looking Statements
This transcript contains statements, including statements regarding timing, completion and results of the proposed transaction, that are forward-looking in nature and, accordingly, are subject to risks and uncertainties.  Actual results may differ materially from those described or contemplated in the forward-looking statements.  Factors that may cause actual results to differ materially from those contained in the forward-looking statements include, among others, the risk that the exchange offer and the merger will not close; the risk that Manpower’s business and/or COMSYS’ business will be adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations of the two companies will not be integrated successfully; the risk that Manpower’s expected cost savings and other synergies from the transaction may not be fully realized, realized at all or take longer to realize than anticipated; the risk that demand for and acceptance of Manpower’s or COMSYS’ products or services may be reduced; the impact of economic conditions; the impact of competition and pricing; and other factors found in the Manpower’s and COMSYS’ reports filed with the SEC, including the information under the heading ‘Risk Factors’ in Manpower’s Annual Report on Form 10-K for the year ended December 31, 2008 and COMSYS’ Annual Report on Form 10-K for the fiscal year ended December 28, 2008, which information is incorporated herein by reference.